ARB IOT GROUP LIMITED

No. 17-03, Q Sentral, 2A, Jalan Stesen Sentral 2

Kuala Lumpur Sentral, 50470 Kuala Lumpur, Malaysia

August 10, 2022

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Priscilla Dao and Kathleen Krebs

Re:	ARB IOT Group Limited

Draft Registration Statement on Form F-1

Submitted June 24, 2022

CIK No. 0001930179

Ladies and Gentlemen:

We hereby submit the responses of ARB IOT Group Limited (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated July 25, 2022, providing the Staff’s comments with respect to the Company’s Draft Registration Statement on Form F-1 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is submitting a revised draft of the Registration Statement (the “Draft No. 2”) via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Draft Registration Statement on Form F-1

Prospectus Summary

Our Business, page 1

1.	In the descriptions of your four business lines, you disclose that you have secured a total cumulative order book amount of RM166 million ($40.0 million) for your smart home and building business since its launch in 2019, you have secured RM166 million ($40.0 million) of total purchase orders for your IoT smart agriculture business, and you have secured multiple contracts, each worth tens of millions RM, from property developers and construction contractors in your IoT system development business. To provide context, disclose the amount and percentage of revenues from each of your business lines in the last fiscal year and most recent interim period. In addition, clarify any risk that these future orders and contracts may not come to fruition.

Response: In response to the Staff’s comment, we have revised the descriptions of our four business lines in the “Prospectus Summary” section of the Draft No. 2 by adding disclosures of the amount and percentage of revenues from each of our business lines in the last fiscal year and most recent interim period. In addition, we provided cross references in the descriptions of the IoT Smart Home & Building and IoT Smart Agriculture lines of business to relevant risk factors discussing the risk that these future orders and contracts may not come to fruition in the “Risk Factors” section.

2.	Please clarify how the industrial business systems you provide under your IoT System Development business line fall under the umbrella of IoT.

Response: We respectfully advise the Staff that our industrial building system (“IBS”) is equipped with IoT technologies that are designed to connect machines and provide accurate tracking of workloads. We intend to further develop and optimize our IBS systems with additional IoT applications. The adoption of IoT technologies in the construction process can assist with planning and skillful management of human and physical resources, improve productivity levels and reduce construction time and cost. IoT technologies such as building information modeling, sensor, big data and remote operation also have the potential to reshape the IBS systems and the overall construction industry. We have revised the relevant disclosures in the Draft No. 2 accordingly.

U.S. Securities and Exchange Commission

August 10, 2022

Corporate History and Structure, page 6

3.	Please provide an organizational diagram reflecting your corporate structure upon completion of the offering in addition to, or in lieu of, the diagram showing your current corporate structure. In the diagram, please indicate each entity’s place of incorporation and disclose the anticipated percentage ownership in the company by public shareholders, your controlling shareholder (ARB Berhad) and other significant beneficial owners. If any person will have control over the company through ARB Berhad or its subsidiaries, please include them in the diagram and indicate the nature of their control. In this regard, we note that Dato’ Sri Liew Kok Leong is the Chief Executive Officer of ARB Berhad, owns over 20% of the equity interests in ARB Berhad, is the sole director of the company’s immediate parent, ARB IOT Limited, and has voting and investment power over the company’s shares held by ARB IOT Limited.

Response: We have provided an updated organizational diagram reflecting our corporate structure prior to and upon completion of the offering. The new organizational diagram contains each entity’s place of incorporation and indicates any person who have and will have control over the Company through ARB Berhad or its subsidiaries and the nature of their control. We will fill in the blanks in the diagram regarding the anticipated percentage ownership in the Company by public shareholders, our controlling shareholder (ARB Berhad) and other significant beneficial owners, once we have sufficient estimated offering information, including a bona fide estimate of the range of the aggregate offering price.

Risk Factors

We have engaged in transactions with related parties, and such transactions present possible conflicts of interest..., page 13

4.	Please disclose that you have also entered into transactions with another company where Dato’ Sri Liew Kok Leong is Executive Director.

Response: In the Draft No. 2, we revised this risk factor and disclosed that we have also entered into transactions with a subsidiary of Ageson Berhad where Dato’ Sri Liew Kok Leong is Executive Director.

We depend on a limited number of customers for a large portion of our revenues, page 15

5.	To provide context to this disclosure, please indicate the business line under which each customer generated revenues for the periods you discuss. In addition, disclose that one of the major customers for the six months ended June 30, 2021 was a related party, and disclose the percentage of revenues attributable to that related party. Indicate whether any of the other major customers were related parties.

Response: We have revised this risk factor to indicate the business line under which each customer generated revenues for the periods we discuss and disclosed that one major customer for the six months ended December 31, 2021 was Ageson Industrial Sdn. Bhd., who is a related party as well as the percentage of revenues attributable to it. We have also added disclosures indicating whether each of the major customers was a related party, and the name of the major customer if it is a related party. In addition, we provided cross-references to the “Related Party Transactions—Transactions with Related Parties” section where the major customer is a related party.

Our success in the IoT gadgets distribution business depends on our relationships..., page 16

6.	You indicate that you source IoT gadgets from one third party supplier and that you may be unable to replace them with suitable alternatives in a timely manner on commercially acceptable terms or at all. Please disclose the material terms of your agreements with this third party supplier, including the term and any termination provisions.

Response: We respectfully advise the Staff that we have not entered into any written agreement with this third-party supplier. We source gadgets from the supplier on an order-by-order basis and our order only includes major terms, such as the quantity and price of gadgets. There is no long-term arrangement made between us and this third-party supplier.

U.S. Securities and Exchange Commission

August 10, 2022

We source software and hardware from various local suppliers..., page 16

7.	This risk factor and the preceding risk factor discuss potential risks related to your supply chain. Please update your risks characterized as potential if recent supply chain disruptions have impacted your operations.

Response: We confirm that our operations have not been affected by recent supply chain disruptions. We will update the risk factors relating to supply chain risks if and when our business becomes subject to supply chain disruptions.

The COVID-19 pandemic may cause a material adverse effect on our business, page 22

8.	You disclose that the COVID-19 pandemic “may” cause a material adverse effect on your business and results; however, your disclosure in Management’s Discussion and Analysis indicates that the COVID-19 pandemic has materially affected your business. Please discuss how the pandemic has impacted your business, financial condition and results of operations.

Response: We have revised the risk factor to reflect that the COVID-19 pandemic has materially affected our business and provided details on how the pandemic has impacted our business, financial condition and results of operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Comparability of Historical Results, page 44

9.	You indicate that certain costs of ARB Berhad have been allocated to you starting in the six months ended December 31, 2021. Please explain why you did not make cost allocations before that period. In addition, please tell us why your financial statements for the year ended June 30, 2020 reflect no employee benefits, as noted from your disclosure in Note 21 on page F-33. Refer to SAB Topic 1.B.1.

Response: ARB Berhad had allocated management fee of RM29,000 ($6,944) to ARB IOT Group Limited and its subsidiaries during the fiscal year ended June 30, 2021. Nevertheless, we did not disclose this amount in the Draft No. 2 due to the immateriality of this amount. In addition, there were no employee benefits allocated to ARB IOT Group Limited and its subsidiaries in the financial statements for the year ended June 30, 2020 also due to the fact that the amount is immaterial. ARB Berhad decided not to allocate this amount.

Results of Operations

Six Months Ended December 31, 2020 Compared to Six Months Ended December 31, 2021, page 46

10.	You indicate that the increase in revenues from the IoT System Development line of business was attributable in part to a RM77 million ($18 million) contract from a Malaysia publicly listed company that is primarily involved in property development and construction in Malaysia. Please clarify if this is the same contract you disclose on page 88 as a related party contract with the subsidiary of Ageson Berhad. If so, disclose that this contract is with a related party.

Response: We have revised the disclosure on page 46 to disclose that the RM77 million ($18 million) contract is with a related party, Ageson Industrial Sdn. Bhd. (formerly known as AB5 Sdn. Bhd.), an indirect wholly-owned subsidiary of Ageson Berhad, is a Malaysia publicly listed company primarily involved in property development and construction. Dato’ Sri Liew Kok Leong is the Executive Director of Ageson Berhad.

Industry, page 58

11.	You refer to a Frost & Sullivan analysis as a source for information and data presented in this disclosure. Please disclose the specific Frost & Sullivan report(s). Tell us whether any of these reports were prepared for you in connection with this offering.

Response: We respectfully advise the Staff that we have substituted Frost & Sullivan analysis with information and data from publicly available sources for the disclosure under the “Industry—IoT Market Opportunity in Malaysia,” “Industry—Smart Home & Building Sector” and “Industry—Construction Sector” headings of the Draft No. 2.

U.S. Securities and Exchange Commission

August 10, 2022

Global Hydroponics Market Trends, page 62

12.	Please clarify how the opportunity and growth in the global hydroponics market relates to the company’s specific market opportunity. Disclose the source of the global data discussed.

Response: We have clarified how the opportunity and growth in the global hydroponics market relates to the Company’s specific market opportunity by adding the following disclosures: “The anticipated growth of the Malaysian hydroponics market is viewed in the context of the trends in the global hydroponics market. We believe that the trends in the global hydroponics market represent where the Malaysian hydroponics market will go. We alert ourselves to emerging opportunities, innovations and developments in the global hydroponics market with a view to using them to shape our solutions and offerings.” We have also disclosed the source of the global data discussed.

Hydroponics Industry in Malaysia, page 63

13.	You discuss the hydroponic farming markets in Malaysia and, in the next section, the ASEAN region, but do not discuss the extent to which IoT is used in these markets or how it is used. Please expand your disclosure to further clarify your specific IoT market opportunity in this area.

Response: We have expanded our disclosures in the Draft No. 2 to discuss the extent to which IoT is used in these markets or how it is used and clarify our specific IoT market opportunity in this area.

Management, page 82

14.	Please clarify if Dato’ Sri Liew Kok Leong is the Chief Executive Officer of ARB Berhad, as you indicate here, or the Executive Director of ARB Berhad, as you indicate on pages 24 and 88.

Response: We have updated the disclosures in the Draft No.2 to clarify that Dato’ Sri Liew Kok Leong is both the Chief Executive Officer and Executive Director of ARB Berhad.

Notes to the Financial Statements for the Year Ended 30 June 2021

Note 22. Related Party Disclosures, page F-33

15.	You state that, “The Group has related party relationship with its subsidiaries, Directors and companies in which Directors of the Group have interest.” Revise to also include transactions with your ultimate controlling shareholder, ARB Berhad, in your related party disclosures. Refer to paragraphs 9, 18, and 19 of IAS 24.

Response: We had transactions with ARB Berhad directly during the fiscal year ended June 30, 2021, i.e. management fee of RM29,000 (US$6,944). Nevertheless, we did not disclose this amount in the Draft No. 2 because the amount is immaterial.

Note 24. Business Combinations, page F-35

16.	Please revise to ensure you address each of the applicable disclosure requirements in paragraph B64 of IFRS 3.

Response: We have revised Note 24 to address the applicable disclosure requirements in paragraph B64 of IFRS 3.

17.	For each of your business combinations, tell us what consideration was given to separately recognizing any identifiable intangible assets acquired. We note, for example, from your disclosure on page 72 that ARB Agro Tech has a supply agreement with a Malaysian publicly listed company to supply drones to support its business activities. Refer to paragraphs B31 to B34 of IFRS 3.

Response: We believe that there were no intangible assets to be allocated after taking into consideration that there were no contractual obligation assets available in both companies.

U.S. Securities and Exchange Commission

August 10, 2022

Notes to the Unaudited Condensed Financial Statements for the Six Months Ended 31 December 2021

Note 24. Related Party Disclosures, page F-70

18.	Please explain how the RM77 million transaction related to the rendering of information technology system is reflected in your financial statements for the six months ended December 31, 2020.

Response: We have amended Note 24 on page F-70 to reflect that the RM77 million transaction related to the rendering of information technology system is for the six months ended December 31, 2021.

General

19.	You indicate that you are offering ordinary shares on a firm commitment basis. Therefore, please uncheck the box on the registration statement cover page indicating you are offering securities on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933.

Response: We respectfully advise the Staff that in addition to ordinary shares to be issued to public investors, we are also registering the underwriters’ warrants and the ordinary shares underlying such warrants. The underlying ordinary shares will be issued from time to time upon the exercise of warrants. As a result, we checked the Rule 415 box on the registration statement cover page.

20.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: We have not presented or authorized anyone to present any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. We will supplementally provide the Staff with copies of all such written communications if we, or anyone authorized to do so on our behalf, present to potential investors in the future.

U.S. Securities and Exchange Commission

August 10, 2022

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at +603-2276 1143 or Kevin Sun of Bevilacqua PLLC at (202) 869-0888 (ext. 101).

Sincerely,

ARB IOT Group Limited

By:	/s/ Dato’ Sri Liew Kok Leong
Dato’ Sri Liew Kok Leong
Chief Executive Officer

cc:	Kevin Sun, Esq.